January 2, 2025

VIA EDGAR & ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do and Kevin Vaughn

Re:      Clene Inc.

            Form 10-K for the fiscal year ended December 31, 2023

            Filed March 13, 2024

            File No. 001-39834

Ladies and Gentlemen:

This letter sets forth the response of Clene Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated December 6, 2024, with respect to the Company’s Annual Report on Form 10-K, filed on March 13, 2024 (the “Form 10-K”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

Results of Operations, page 89

General

1.	We note the tabular presentation of research and development expense on page 90. Please revise your future filings to address the following:

●

Based on the disclosures provided immediately following the table, it appears that you may track certain of your direct research and development expenses for CNM-Au8 by indication. If so, revise the table to separately quantify expenses for each indication that was pursued during those periods. If you are not able to quantify any expenses by indication, disclose that fact.

●

Given the significance of the Unallocated line item to consolidated research and development, please further break out these aggregated expenses by nature, i.e., amounts attributed to research, manufacturing, equipment, materials, rent, utilities, depreciation, etc.

U.S. Securities and Exchange Commission

Divisions of Corporation Finance

Office of Life Sciences

January 2, 2025

●	Please revise the table or accompanying disclosure to quantify amounts received as reimbursements during the period from any grants.

●

Revise your pipeline table graphics on pages 8 and 87 to clearly identify which product candidates are referenced (e.g., CNM-Au8 and CNM-ZnAg) so that it easily corelates to the tabular breakdown on page 90.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will revise its disclosure to include the Staff’s comments above by separately quantifying expenses for each indication that was pursued during the applicable periods, further breaking out aggregate expenses by nature, quantifying amounts received as reimbursements during the period from any grants, and revising the pipeline table graphics to clearly identify which product candidates are referenced.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated December 6, 2024, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Tom McAleavey at (407) 244-5108.

Sincerely,

/s/ Morgan Brown
Name: Morgan Brown
Title: Chief Financial Officer

cc:       Tom McAleavey, Esq., Holland & Knight LLP